Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074
Prospectus Supplement to Prospectus dated December 5, 2006.
€1,500,000,000
The Goldman Sachs Group, Inc.
Floating Rate Notes due January 2017

     The Goldman Sachs Group, Inc. will pay interest on the notes on January 30, April 30, July 30 and October 30 of each year. The first such payment will be made on April 30, 2007. The interest rate for each interest period will be a rate equal to three-month EURIBOR plus 0.35%, reset quarterly, as described in this prospectus supplement. If Goldman Sachs becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, Goldman Sachs may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.

     Application is being made to list the notes on the Official List of the Luxembourg Stock Exchange and to admit them to trading on the Regulated Market of the Luxembourg Stock Exchange, which is a regulated market within the meaning of Directive 93/22/ EEC. However, Goldman Sachs is under no obligation to maintain the listing if the application is granted. See “Underwriting” on page S-13 for additional information.

     Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial public offering price	99.753%	€1,496,295,000

Underwriting discount	0.450%	€6,750,000

Proceeds, before expenses, to Goldman Sachs	99.303%	€1,489,545,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January 30, 2007 and must be paid by the purchaser if the notes are delivered after January 30, 2007.

     The underwriters expect to deliver the notes in book-entry form only through the facilities of Euroclear and Clearstream, Luxembourg against payment in immediately available funds in euros on January 30, 2007.
     The underwriters intend to offer the notes for sale primarily in Europe. Goldman Sachs International, acting through Goldman, Sachs & Co., as its U.S. selling agent, and the other underwriters, acting through their U.S. affiliates or other U.S. broker-dealers, may also offer the notes in the United States.
     Goldman Sachs may use this prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman Sachs International, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale, and unless they inform the purchaser otherwise in the confirmation of sale, this prospectus supplement and accompanying prospectus is being used by them in a market-making transaction.
Goldman Sachs International

Banca Akros S.p.A.-Gruppo Bipiemme Banca Popolare di Milano	Barclays Capital
BayernLB	BNP PARIBAS
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	CALYON Corporate and Investment Bank
Citigroup	Daiwa Securities SMBC Europe
Fortis Bank	HSBC
Lloyds TSB	Nordea
Standard Chartered Bank	UniCredit Group (UBM)
WestLB AG

Prospectus Supplement dated January 23, 2007.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to “holders” mean those who have notes registered in their own names, on the basis that we or the trustee maintain for this purpose, and not indirect owners who own beneficial interests in notes through participants in The Depository Trust Company (“DTC”), Euroclear or Clearstream, Luxembourg, or in notes registered in street name. Please review the special considerations that apply to indirect owners set forth under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus dated December 5, 2006.
       The notes will be a series of senior debt securities issued under our senior debt indenture. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
Terms of the Notes
       The specific terms of this series of notes we are offering will be as follows:

•	Title of the notes: Floating Rate Notes due January 2017

•	Issuer: The Goldman Sachs Group, Inc.

•	Total principal amount being issued: €1,500,000,000

•	Initial public offering price: 99.753% of the principal amount

•	Underwriting discount: 0.450% of the principal amount

•	Denomination: €50,000 and integral multiples of €50,000 thereafter

•	Specified Currency: Payments of interest and principal on the notes will be made in euros, except in limited circumstances as described in “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities” in the accompanying prospectus.

Depending on the investor’s functional currency, an investment in a non-U.S. dollar security may present currency related risks as described in “Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency” in the accompanying prospectus.

•	Minimum investment: not applicable

•	Type of note: floating rate note

•	Ranking: The notes will constitute our senior debt and will rank equally, as to our creditors, with all of our other unsecured, unguaranteed and unsubordinated debt.

•	Original issue date: January 30, 2007

•	ISIN code: XS0284728465

•	Common code: 028472846

•	Stated maturity date: January 30, 2017

•	Net proceeds to the issuer: 99.303% of the principal amount

•	Principal payable at maturity: 100%

•	Interest rate basis: EURIBOR for deposits in euros having the index maturity specified below, as determined by the calculation agent as described below under “— Interest Rate for the Notes”.

•	Index maturity: three months

•	Initial base rate: the base rate in effect for the initial interest period will be the three-month EURIBOR rate on January 26, 2007, as determined by the calculation agent as described below under “— Interest Rate for the Notes”.

•	Multiplier: not applicable

•	Spread: 0.35% per annum

•	Minimum rate: none

•	Maximum rate: none; provided that the interest rate on a floating rate note will in no event be higher than the maximum rate permitted by New York law, as it may be modified by U.S. laws of general application.

•	Day count fraction: actual/360; for each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face amount of the note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360. See “Description of Debt Securities We May Offer — Types of Debt Securities — Floating Rate Debt Securities — Calculation of Interest” in the accompanying prospectus.

•	Date interest starts accruing: January 30, 2007

•	Interest periods: the initial interest period will be the period from and including January 30, 2007 to, but excluding, the initial interest reset date and the subsequent interest periods will be the periods from and including an interest reset date to, but excluding, the next interest reset date.

•	Interest determination date: two euro business days (as defined below) prior to the first day of each interest period

•	Interest reset dates: every January 30, April 30, July 30 and October 30, commencing on April 30, 2007; if an interest reset date would otherwise be a day that is not a business day, the interest reset date will be postponed to the next day that is a business day. However, if that business day is in the next succeeding calendar month, the interest reset date will instead be the immediately preceding business day. An interest reset date that falls on the stated maturity date will not be changed.

•	Interest payment dates: every January 30, April 30, July 30 and October 30, commencing on April 30, 2007; if an interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the next day that is a business day. However, if that business day is in the next succeeding calendar month, the interest payment date will instead be the immediately preceding business day. An interest payment date that falls on the stated maturity date will not be changed.

•	First due date for interest: April 30, 2007

•	Regular record dates for interest: every January 15, April 15, July 15 and October 15

•	Business day: Any day that is not a Saturday or Sunday, and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York or London, and that is also a euro business day, as defined below. The term “euro business day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.

•	Defeasance: The notes are not subject to defeasance by us.

•	Covenant defeasance: The notes are not subject to covenant defeasance by us.

•	Redemption: We will not have the option to redeem the notes before they mature, unless we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “Additional Information About the Notes — When We Can Redeem the Notes”.

•	Repayment option of holder: none

•	Form of notes: registered, as described under “Additional Information About the Notes — Book-Entry System” below.

•	Calculation agent: The Bank of New York

•	Exchange rate agent: Holders will not be entitled to receive payments on the notes in any currency other than euros, except that, if euros are unavailable for a payment due to circumstances beyond our control, such as the imposition of exchange controls or a disruption in the currency markets, we will be entitled to satisfy our obligation to make the payment in euros by making the payment in U.S. dollars, on the basis of the exchange rate determined by Goldman Sachs International, as exchange agent, in its discretion. We may change the exchange rate agent from time to time after the original issue date of the notes without your consent and without notifying you of the change. See “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — How We Will Make Payments Due in Other Currencies” in the accompanying prospectus.

•	Gross-up or call in the event of tax law changes: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payment to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under “— Payment of Additional Amounts”. Also, we will have the option to redeem the notes if we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements as described below under “Additional Information About the Notes — When We Can Redeem the Notes”.

•	Listing: Application is being made to list the notes on the Regulated Market of the Luxembourg Stock Exchange, although we are not required to maintain the listing.

Interest Rate for the Notes
       If you purchase a note, your note will bear interest for each interest period at a rate equal to 0.35% above the interest rate for three-month deposits in euros designated as “EURIBOR”. The calculation agent shall determine EURIBOR in the following manner:

•	EURIBOR will be the offered rate for three-month deposits in euros on the relevant interest determination date as that rate appears on Moneyline Telerate page 248 (or any successor page thereto) as of 11:00 A.M., Brussels time, on the relevant interest determination date.

•	If the rate described above does not appear on Moneyline Telerate page 248, EURIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., Brussels time, on the relevant interest determination date, at which deposits of the following kind are offered to prime banks in the euro-zone interbank market by four major banks in that market selected by the calculation agent: three-month euro deposits, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal euro-zone office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, EURIBOR for the relevant interest determination date will be the arithmetic mean of the quotations.

•	If fewer than two quotations are provided as described above, EURIBOR for the relevant interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading euro-zone banks quoted, at approximately 11:00 A.M., Brussels time, on that interest determination date, by three major banks in the euro-zone selected by the calculation agent: three-month loans of euros, beginning on the relevant interest reset date, and in a representative amount.

•	If fewer than three banks selected by the calculation agent are quoting as described above, EURIBOR for the new interest period will be EURIBOR in effect for the prior interest period. If the initial base rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

       The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.
       In this subsection, we use several terms that have special meanings relevant to calculating EURIBOR. We define these terms as follows:
       The term “representative amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.
       The term “Moneyline Telerate page” means the display on Moneyline Telerate, Inc., or any successor service, on the page or pages specified in this prospectus supplement or any replacement page or pages on that service.
Other Terms
Payment of Additional Amounts
       We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.
       We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes is:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.
       If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment, we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.

       Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•	any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner — or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership — and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner — or the fiduciary, settlor, beneficiary or member — at any time, for U.S. federal income tax purposes:

—	is or was a citizen or resident or is or was treated as a resident of the United States;

—	is or was present in the United States;

—	is or was engaged in a trade or business in the United States;

—	has or had a permanent establishment in the United States;

—	is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

—	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

—	is or was a “ten percent shareholder” of The Goldman Sachs Group, Inc.;

•	any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the beneficial holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute or by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from such tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

•	any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (including The Goldman Sachs Group, Inc.) and would not be imposed if made by another paying agent;

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the note to another paying agent in a Member State of the European Union;

•	any tax, assessment or other governmental charge imposed solely because the holder (1) is a bank purchasing the note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying the note for investment purposes only nor (B) buying the note for resale to a third party that either is not a bank or holding the note for investment purposes only; or

•	any combination of the taxes, assessments or other governmental charges described above.

       In addition, we will not pay additional amounts with respect to any payment of principal, or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for these purposes.
       When we refer to a “U.S. taxing authority” in this subsection and “— Payment of Additional Amounts” above, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States”, we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all those areas subject to the jurisdiction of the United States of America.
       When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

ADDITIONAL INFORMATION ABOUT THE NOTES
Book-Entry System
       We will issue the notes as global notes registered in the name of a nominee of a common depositary for Clearstream Banking, société anonyme (Clearstream, Luxembourg), and Euroclear Bank S.A./ N.V. (Euroclear). Investors may hold book-entry interests in a global note through organizations that participate, directly or indirectly, in the Clearstream, Luxembourg and Euroclear systems. Book-entry interests in the notes and all transfers relating to the notes will be reflected in the book-entry records of Euroclear and Clearstream, Luxembourg. The initial common depositary for Clearstream, Luxembourg and Euroclear will be The Bank of New York, and The Depository Trust Company will not be the depositary for the notes.
       The distribution of the notes will be cleared through Clearstream, Luxembourg and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through Euroclear and Clearstream, Luxembourg participants and will settle in same-day funds. Owners of book-entry interests in the notes will receive payments relating to their notes in euros.
       Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.
       The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchanges and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.
       Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify or discontinue them at any time.
       Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture governing the notes, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.
      In addition, Clearstream, Luxembourg or Euroclear may not be open for business on days when banks, brokers and other institutions are open for business in the United States. Because of time-zone differences, owners of beneficial interests in the notes who wish to transfer interests in their notes, or to make or receive a payment or delivery of the notes, on a particular day, may find that the transactions will not be performed until the next business day.
Certificated Notes
       We will issue notes to you or your nominees, in fully certificated registered form, only if (1) we advise the trustee in writing that the depositary is no longer willing or able to discharge its responsibilities properly, and the trustee or we are unable to locate a qualified successor within 60 days; (2) an event of default with respect to the notes has occurred and is continuing under the indenture; or (3) we, at our option, elect to terminate the book-entry system. If any of the three above events occurs, the trustee will reissue the notes in fully certificated, registered form and will recognize the registered holders of the certificated notes as holders under the indenture.
       In the event individual certificates for the notes are issued, the holders of such notes will be able to receive payment on the notes, effect transfers and exchanges of the notes and replace lost, stolen, destroyed or mutilated notes at the offices of the Luxembourg paying and transfer agent. We have appointed Dexia Banque Internationale à Luxembourg, société anonyme as paying and transfer agent in Luxembourg with respect to the notes in individual certificated form, and as long as the notes are listed on the Luxembourg Stock Exchange, we will maintain a payment and transfer agent in Luxembourg. If we add, replace or terminate a paying and transfer agent or trustee, we will give notice in the manner described below under “— Notices”.
       Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.
Notices
       The trustee will mail notices by first class mail, postage prepaid, to each holder’s last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to the registered holder of the notes, unless we reissue the notes to you or your nominees in fully certificated form.
       In addition, as long as any notes are listed on the Luxembourg Stock Exchange and its rules require, notices to holders of bearer notes and registered notes will be given by publication in a daily newspaper of general circulation in Luxembourg, which we expect to be the d’Wort, or on the website of the LSE at http://www.bourse.lu. The term “daily newspaper” means a newspaper that is published on each day, other than a Saturday, Sunday or holiday, in Luxembourg or, when applicable, elsewhere in Western Europe. A notice will be considered received on the date it is first published. If notice cannot be given as described in this paragraph because the publication of any newspaper is suspended or it is otherwise impractical to publish the notice, then notice will be given in another form. That alternate form of notice will be sufficient notice to each holder. Notices to be given to holders of notes in registered form will be sent by mail to the respective addresses of the holders as they appear in the security register and will be deemed delivered when mailed. Neither the failure to give notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.
When We Can Redeem the Notes
       We will not be permitted to redeem the notes before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.
       We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any

U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after January 23, 2007.
       If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.
       If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under “— Notices” above.
       We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. and Goldman Sachs International to make a market in the notes by purchasing and reselling notes from time to time. Notes that we or our affiliates purchase may, at our or their discretion, be held, resold or cancelled.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a government plan, an IRA or a Keogh plan) proposing to invest in the notes.
       The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the“Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction.
       The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.
If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

VALIDITY OF THE NOTES
       The validity of the notes will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the notes described in this prospectus supplement.
EXPERTS
       The financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Goldman Sachs incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended November 25, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       The historical income statement, balance sheet and common share data set forth in “Selected Financial Data” for each of the five fiscal years in the period ended November 25, 2005 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       With respect to the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three months ended February 24, 2006 and for the three months ended February 25, 2005 incorporated by reference in this prospectus supplement, the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three and six months ended May 26, 2006 and for the three and six months ended May 27, 2005 incorporated by reference in this prospectus supplement, and the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three and nine months ended August 25, 2006 and for the three and nine months ended August 26, 2005 incorporated by reference in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated March 30, 2006, June 29, 2006 and September 28, 2006 incorporated by reference herein states that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the U.S. Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because the reports are not “reports” or a “part” of the registration statements prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

UNDERWRITING
      The Goldman Sachs Group, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal Amount
Underwriter	of Notes

Goldman Sachs International	€1,275,000,000

Banca Akros S.p.A.-Gruppo Bipiemme Banca Popolare di Milano	15,000,000

Barclays Bank PLC	15,000,000

Bayerische Landesbank	15,000,000

BNP Paribas	15,000,000

Caja de Ahorros y Pensiones de Barcelona	15,000,000

CALYON	15,000,000

Citigroup Global Markets Limited	15,000,000

Daiwa Securities SMBC Europe Limited	15,000,000

Fortis Bank nv-sa	15,000,000

HSBC Bank plc	15,000,000

Lloyds TSB Bank plc	15,000,000

Nordea Bank Danmark A/S	15,000,000

Standard Chartered Bank	15,000,000

UniCredit Banca Mobiliare S.p.A.	15,000,000

WestLB AG	15,000,000

Total	€1,500,000,000

       The purchase price of the notes payable by the underwriters is 99.303% of the principal amount thereof (plus any accrued interest), which represents the initial public offering price thereof less a combined commission of 0.450% of such principal amount.
       No underwriter, nor any of their affiliates, may offer or sell the notes at a price that is less than 99.753% of the principal amount of the notes until the specified time notified to such parties by Goldman Sachs International. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.
       The underwriters intend to offer the notes for sale primarily in Europe. Goldman Sachs International, acting through Goldman, Sachs & Co., as its U.S. selling agent, and the other underwriters, acting through their respective U.S. affiliates or other U.S. broker-dealers, may also offer the notes for sale in the United States.
       The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman Sachs International and Goldman, Sachs & Co. that they intend to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman Sachs International, Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.
       Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

       None of the named underwriters is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.
       This prospectus supplement may be used by U.S. affiliates of the underwriters and other U.S. broker-dealers in connection with offers and sales of notes to persons located in the United States. These offers and sales may involve notes initially sold in this offering outside the United States.
       The Goldman Sachs Group, Inc. has applied to list these notes on the Luxembourg Stock Exchange in accordance with the rules thereof but cannot assure you that these notes will be approved for listing.
       Each underwriter has represented and agreed that it will not offer or sell the notes in the United States unless such offers or sales are made by or through National Association of Securities Dealers (the “NASD”) member broker-dealers registered with the U.S. Securities and Exchange Commission.
       Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
       The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
       This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures, and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.
       The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       Each underwriter has represented and agreed that, the offering of the notes has not been cleared by CONSOB (the Italian Securities Exchange Commission) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus supplement or the accompanying prospectus or any other document relating to the notes be distributed in the Republic of Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended, or (ii) in circumstances which are exempted from the Rules on Solicitation of Investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.
       Any offer, sale or delivery of the notes or distribution of copies of the prospectus supplement or the accompanying prospectus or any other document relating to the notes in the Republic of Italy under (i) or (ii) in the preceding paragraph must be: (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the Banking Act), (b) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending on, among other things, the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics and (c) in compliance with any other applicable laws and regulations.
       The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the notes, excluding underwriting discounts and commissions, whether paid to Goldman Sachs International or any other underwriter, will be approximately $172,000.
       The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
United States of America
TRUSTEE, REGISTRAR, TRANSFER AGENT,
PRINCIPAL PAYING AGENT AND CALCULATION AGENT
The Bank of New York
101 Barclay Street
New York, New York 10286
United States of America
LISTING AGENT, PAYING AGENT AND TRANSFER AGENT IN LUXEMBOURG
Dexia Banque lnternationale à Luxembourg
69, route d’Esch
L-1470 Luxembourg
Luxembourg
LEGAL ADVISORS

To the Issuer	To the Underwriters

as to U.S. law	as to U.S. law

Associate General Counsel The Goldman Sachs Group, Inc. 85 Broad Street New York, New York 10004 United States of America	Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States of America
AUDITORS TO
THE ISSUER
PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

€1,500,000,000
The Goldman Sachs Group, Inc.
Floating Rate Notes due January 2017

Goldman Sachs International
Banca Akros S.p.A.-Gruppo Bipiemme Banca Popolare di Milano
Barclays Capital
BayernLB
BNP PARIBAS
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
CALYON Corporate and Investment Bank
Citigroup
Daiwa Securities SMBC Europe
Fortis Bank
HSBC
Lloyds TSB
Nordea
Standard Chartered Bank
UniCredit Group (UBM)
WestLB AG